SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2026

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Lin Tao
(Signature)
Lin Tao
Chief Financial Officer

Date: April 21, 2026

List of Materials

Documents attached hereto:

Announcement Regarding the Future Business Direction of Sony Honda Mobility

April 21, 2026

Sony Group Corporation

Announcement Regarding the Future Business Direction of Sony Honda Mobility

As disclosed in the announcement entitled “Announcement Regarding the Discontinuation of Development and Launch of Sony Honda Mobility’s Electric Vehicle Models and the Review of Its Business Direction” on March 25, 2026, Sony Group Corporation (“Sony”), Honda Motor Co., Ltd. (“Honda”) and Sony Honda Mobility Inc. (“SHM”), a joint venture between Sony and Honda, have continued to discuss and consider the review of SHM’s business direction, and today announced that they have reached an agreement regarding the future business direction of SHM. For details, please refer to the attached press release.

Sony continues to evaluate the impact of the discontinuation of the launch of SHM’s electric vehicle models on Sony’s consolidated financial results.

End of document

April 21, 2026

Sony Group Corporation

Honda Motor Co., Ltd.

Sony Honda Mobility Inc.

Announcement Regarding the Future Business Direction of Sony Honda Mobility

Sony Group Corporation (“Sony”), Honda Motor Co., Ltd. (“Honda”), and Sony Honda Mobility Inc. (“SHM”), the joint venture formed by Sony and Honda, today announced they have reached an agreement regarding the future business direction and positioning of SHM.

Following Honda’s reassessment of its automobile electrification strategy announced on March 12, 2026, Sony, Honda, and SHM announced on March 25, 2026 the discontinuation of the development and launch of the first AFEELA model, AFEELA 1, as well as the second model.

Taking this into account, the three companies further considered the future business direction of SHM and concluded that it would be difficult to find ways to bring products and services aligned with SHM’s founding purpose to the market in the short to medium term under the existing framework. Based on these conclusions, the companies have decided to review the current structure of SHM for the time being and scale down its operations. Following this decision, SHM employees are expected to be reassigned to the parent companies and related entities in principle, taking into account their individual preferences.

Since SHM was established in September 2022, Sony and Honda have brought together and integrated their respective technologies, expertise, and development capabilities with the aim of creating new value in mobility. Both companies remain committed to the principles set out at the founding of the joint venture - contributing to and leading the evolution of mobility. Going forward, while taking into account the changing business environment, the three companies expect to continue discussions on the optimal form of collaboration between them, with the aim of bringing new value to the user experience through software in anticipation of an era where advanced driver assistance systems become mainstream.